

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Todd Koetje
Chief Financial Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, Arizona 85012

>Re: **Cable One, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 25, 2022**
>   **File No. 001-36863**

Dear Todd Koetje:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 3. Acquisitions, page F-13

1.   With respect to the acquisition of Hargray, please explain to us your consideration of the guidance in Rule 1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology